


SECU ЅION

05041568

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 14903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2004___ AND ENDING ___12/31/2004___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins & Company, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___100 Larkspur Landing Circle, No. 102___
                                   (No. and Street)

___Larkspur,___   ___California___   ___94939___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Bruce Raabe   (415) 925-4000
                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Benson, Benson & Company___
                           (Name – *if individual, state last, first, middle name*)

___300 Tamal Plaza, Suite 180___   ___Corte Madera___   ___California___   ___94925___
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 4 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



COLLINS & COMPANY, LLC

Statement of Financial Condition

December 31, 2004

(With Independent Auditor's Report)

BENSON, BENSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
CORTE MADERA, CALIFORNIA 94925-1131

OATH OR AFFIRMATION

I, __Bruce J. Raabe__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Collins & Company, LLC__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Managing Member__
Title

_____ 2-24-05
Notary Public

CHRIS DEMPSEY
COMM. #1459823
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires JANUARY 2, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENSON, BENSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
300 TAMAL PLAZA, SUITE 180
CORTE MADERA, CALIFORNIA 94925-1131

TELEPHONE: (415) 924-2292
TELECOPIER: (415) 924-8202

BERNARD E. BENSON, C.P.A.   MEMBERS AICPA
EUGENE A. BENSON, SR., C.P.A.   MEMBERS CalCPA

INDEPENDENT AUDITOR'S REPORT

To the Members
Collins & Company, LLC

We have audited the accompanying statement of financial condition of Collins & Company, LLC, as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the financial position of Collins & Company, LLC at December 31, 2004, in conformity with generally accepted accounting principles.

Corte Madera, California
February 2, 2005

COLLINS & COMPANY, LLC
Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$	1,357,247
Accounts receivable		284,458
Commissions receivable		5,478
Investment securities, at market value		532,815
New York Stock Exchange membership, at latest sales price		1,050,000
Furniture, leasehold improvements and equipment, at cost, less accumulated depreciation of $300,715		33,471
Other assets		116,603
	$	3,380,072

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	225,202
New York Stock Exchange membership contributed by member, at latest sales price		1,050,000
Total liabilities		1,275,202
Members' capital		2,104,870
	$	3,380,072

Organization and Nature of Operations

Collins & Company, LLC (Company) was formed on July 7, 1999. The Company received permission from the New York Stock Exchange to conduct business as Collins & Company, LLC on October 8, 1999. Prior to that date, the Company operated under the name of Collins & Co. (predecessor company) as it has since 1969.

The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934 and conducts a floor commission business on the New York Stock Exchange. In addition, as an introducing member, it forwards retail customer transactions to a clearing member on a fully disclosed basis. The Company also conducts an investment advisory service and an investment management service for its customers. The Company is a registered investment advisor in accordance with the Investment Advisors Act of 1940.

(1)   Summary of Significant Accounting Policies

Investment securities are carried at market value. The New York Stock Exchange membership, contributed by a member to the Company, is presented at the latest sales price prior to the end of the year with a corresponding liability.

Depreciation of furniture and equipment is provided on straight-line and accelerated bases over estimated useful lives of three to seven years. Depreciation of leasehold improvements is provided on a straight-line basis over the remaining life of the lease.

Cash includes demand deposit accounts and money market fund investments, which have maturities of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) <u>Net Capital</u>

The New York Stock Exchange, Inc. requires member firm compliance with Rule 15c3-1 of the Securities and Exchange Commission that requires members to maintain a ratio of aggregate indebtedness to net capital, as defined by the Rule, not in excess of 15 to 1 and minimum capital of $5,000. The capital ratio as of December 31, 2004, was 0.12 to 1. At that date, the Company had a net capital requirement of $14,998 and had net capital of $1,833,494 in excess of the capital requirement.

(3) <u>Reserve Requirements</u>

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(B) of the Rule.

(4) <u>Operating Lease</u>

The Company rents its offices under a lease agreement that expires on December 31, 2008. Rent increases are based on changes in the CPI Index for All Urban Consumers for the San Francisco-Oakland Area.

Minimum future rental payments as of December 31, 2004, are as follows:

2005	62,990
2006	64,879
2007	66,826
2008	68,830
Total minimum future rental payments	$ 263,525

(5) <u>Concentration of Credit Risk for Cash Held in Bank</u>

The Company maintains a demand deposit account with a commercial bank. The account is insured by the Federal Deposit Insurance Corporation for up to $100,000. At December 31, 2004, the Company had no uninsured cash balance.

The Company also maintains a money market account with a clearing firm who is a member of the New York Stock Exchange. The account is insured by the Securities Investor Protection Corporation for up to $100,000. The clearing firm has purchased supplemental insurance, which results in coverage at the level necessary to cover the remaining net asset value of the account. At December 31, 2004, the Company had no uninsured money market fund balance.

(6)   <u>Financial Instruments</u>

The Company's financial instruments, none of which are for trading purposes, include cash, accounts receivable, investment securities, accounts payable and income taxes payable.   The Company estimates that the fair value of all financial instruments at December 31, 2004, does not materially differ from the aggregate carrying values in the statement of financial condition.   The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.   Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.